Exhibit 99.1

INFOSYS US ANALYST MEET
MC SPEECH
NOVEMBER 4, 2011

Good morning everyone. A very warm welcome to you all at our 2011 US Analyst Meet. We are very glad to see you here and appreciate you taking the time and effort to join us. We would also like to extend a warm welcome to all the people accessing this event’s webcast through our Investor Relations website. The various presentations and transcripts from today’s event would be made available for replay on our website.

In our efforts to go ‘Green’, we are not distributing hard copies of today’s presentations. Instead, you will find USB drives on the tables which are pre-loaded with all the presentations that will be made during the day. You will find agenda of the day kept on the tables

This room has been wi-fi enabled for your convenience. The SSID is ‘INFOSYS. There are also charging points below the table for you to charge your laptops or cellphones. There is also coat check facility on the other side of the elevator.

We will start the event with an address on ‘Building Tomorrow’s Enterprise’ by CEO and MD, Mr. S. D. Shibulal. That will be followed by a presentation on Financial Highlights by CFO, Mr. V. Balakrishnan. After that, we will have presentations on the 3 service clusters at Infosys. At the end of individual presentations by the 3 service clusters, you will also get an opportunity to ask them questions. Please note that there is no Q&A at the end of the first two sessions by CEO and CFO since you can ask questions to questions and the other EC members during the Open House

If you want to ask a question, kindly raise your hand and we would provide you with the microphone. Since this event is being webcast, pls speak into the microphone. We also request you to mention your name and the name of your organization before asking the question.

You will also find feedback forms placed at the tables. We request you to take some time and complete the form at the end of each presentation as we value your feedback on the proceedings. Your feedback will help us improve this event and will give valuable suggestions to the speakers on various aspects.

Please use the coffee and the lunch break as an opportunity to interact with various members of our senior management team.